

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

January 19, 2010

Jacob Elhadad
President
Medisafe 1 Technologies Corp.
113 Barksdale Professional Center
Newark, DE 19711

> **Re:** **Medisafe 1 Technologies Corp.**
> **Amended Registration Statement on Form S-1**
> **Filed January 5, 2010**
> **File No. 333-161914**

Dear Mr. Elhadad:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business Summary and Background, page 18

1.   We note your submissions in response to prior comment 2. Please tell us where you have provided us with information to support your disclosure at the bottom of page 18 that approximately 12 billion injections are given in the *United States and Europe* annually. Please also provide us with support for the 40 billion figure you cite in the same paragraph.

2.   We note that the data presented indicates that there are an estimated 400,000 hospitalized patients who experience an adverse drug event annually, but it is not clear from the data what percentage of those events your product could potentially address. For example, the adverse reactions could be due the application of properly prescribed drugs or due to adverse interactions with other medications that your potential product wouldn't address. To the extent that you do not have support for this connection, please revise to explain the relevance of the 400,000 figure to your prospective products or remove it from your prospectus.

General Working Capital, page 24

3.   Reference is made to your response to our prior comment 5. Please note that you continue to include a disclosure in the fifth paragraph on page 24 stating, "you believe that you will have sufficient funds available to satisfy working capital needs through lines of credit." If you currently <u>do not</u> have any line of credit arrangements, please revise to clearly disclose this point. If you <u>do</u> have line of credit arrangements, please provide us with and disclose in your filing the amount provided by, terms, and the initial commencement date of these lines of credit. Additionally, please disclose the nature of your relationship with the entities that provide you with these lines of credit.

Recently Issued Accounting Pronouncements, page 24

4.   We note your response to our prior comment 8. Please also revise any references to accounting standards made on page 24 and throughout your filing in accordance with FASB ASC 105-10.

Exhibit 23, Consent of Independent Auditors

5.   We note that the auditor's consent filed as exhibit 23.1 refers to an audit report dated November 9, 2009. However, we note that the audit report on page F-2 is dated January 5, 2010. Please revise your filing to include an auditors' consent that refers to the correct audit report date.

6.   Additionally, please revise the auditor's consent filed as exhibit 23.1 to refer to the appropriate amendment to the Registration Statement on Form S-1.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Andri Boerman at (202) 551-3645 or Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3635 with any other questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc (via fax):   Michael S. Krome, Esq.